Exhibit (a)(5)(G)

PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA Phone: 781-663-6900 Fax: 781-663-5985 www.perkinelmer.com

FOR IMMEDIATE RELEASE

October 12, 2007

PERKINELMER COMMENCES

CASH TENDER OFFER FOR VIACELL

WALTHAM and CAMBRIDGE, Mass. – On October 12, 2007, Victor Acquisition Corp., an indirect wholly owned subsidiary of PerkinElmer, Inc. (NYSE: PKI), commenced a tender offer to acquire all outstanding shares of common stock of ViaCell, Inc. (Nasdaq: VIAC), at a price of $7.25 per share, in cash, pursuant to a previously announced Agreement and Plan of Merger among PerkinElmer, Inc., Victor Acquisition Corp. and ViaCell, Inc., dated October 1, 2007.

Victor Acquisition Corp.’s obligation to accept for payment and pay for shares of ViaCell common stock tendered in the offer is subject to customary conditions, including, among other things:

•

at least a majority of the outstanding shares of ViaCell common stock on a fully diluted basis shall have been validly tendered in accordance with the terms of the offer and not properly withdrawn; and

•	the expiration or termination of applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act.

The tender offer and any withdrawal rights to which ViaCell’s stockholders may be entitled will expire at 12:00 midnight, New York City time, at the end of November 8, 2007, unless the offer is extended.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by PerkinElmer with the SEC on October 12, 2007. ViaCell filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on October 12, 2007 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from Georgeson, Inc., the Information Agent for the tender offer, toll-free at (888) 821-2250 (banks and brokers at (212) 440-9800), or Merrill Lynch & Co., the Dealer Manager for the tender offer, at (877) 653-2948, toll-free. Deutsche Bank Trust Company Americas is acting as Depositary for the tender offer.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ViaCell common stock are being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that PerkinElmer, Inc. and Victor Acquisition Corp. have filed with the SEC on a Tender Offer Statement on Schedule TO on October 12, 2007. ViaCell also has filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the offer on October 12, 2007. ViaCell stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. ViaCell stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from Georgeson, Inc., the information agent for the offer, toll-free at (888) 821-2250 (banks and brokers at (212) 440-9800), from Merrill Lynch & Co., the Dealer Manager for the tender offer, at (877) 653-2948, toll free, from PerkinElmer by directing a request to PerkinElmer, 940 Winter Street, Waltham, Massachusetts 02451, Attention: Michael A. Lawless, Vice President, Investor Relations or from ViaCell, Inc., 245 First Street, Cambridge, Massachusetts, 02142, Attention: Justine Koenigsberg, Senior Director, Corporate Communications. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between PerkinElmer and ViaCell, the expected timetable for completing the proposed transaction, and any other statements about PerkinElmer or ViaCell managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the possibility that certain closing conditions to the transaction will not be met, the ability to consummate the transaction, the ability of PerkinElmer to successfully integrate ViaCell’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in PerkinElmer’s Annual Report on Form 10-K for the year ended December 31, 2006, and in ViaCell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, each of which has been filed with the SEC. Except as otherwise required by law, PerkinElmer and ViaCell disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About PerkinElmer

PerkinElmer, Inc. is a global technology leader driving growth and innovation in Health Sciences and Photonics markets to improve the quality of life. PerkinElmer, Inc. reported revenues of $1.55 billion in 2006, has 8,500 employees serving customers in more than 125 countries, and is a component of the S&P 500 Index. Additional information is available through www.perkinelmer.com or 1-877-PKI-NYSE.

About ViaCell

ViaCell, Inc. is a biotechnology company dedicated to enabling the widespread application of human cells as medicine. ViaCell markets ViaCord, a product offering through which families can preserve their baby’s umbilical cord blood at the time of birth for possible future medical use in treating over 40 diseases including certain blood cancers and genetic diseases. ViaCell is also working to leverage its commercial infrastructure and product development capabilities by developing ViaCyteSM, a product candidate being studied for its potential to broaden reproductive choices for women through the cryopreservation of human unfertilized eggs. ViaCell also conducts research and development primarily to investigate other potential therapeutic uses of umbilical cord blood-derived stem cells and on technology for expanding populations of these cells. ViaCell’s pipeline is focused in the areas of cancer, cardiac disease, and diabetes. Additional information about ViaCell is available online at http://www.viacellinc.com. Additional information about ViaCord is also available at http://www.viacord.com.

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For further information:

PerkinElmer Investor Contact:	PerkinElmer Media Contact:

Michael A. Lawless (781) 663-5659	Kevin J. Lorenc (781) 663-5701

ViaCell Investor and Media Contact:

Justine E. Koenigsberg

(617) 914-3494